[Letterhead of D&S]

Santiago, January 2, 2003.

Mr. Alvaro Clarke de la Cerda Superintendent Superintendency of Securities and Insurance Av. Libertador Bernardo O’Higgins 1449 Santiago

Ref.: Securities Register No. 0593 Notice of Material Event

Of our consideration:

In accordance with the provisions of articles 9 and 10, insertion 2, of the Law No. 18,045, and General Resolution No. 30 of that Superintendency, and in exercise of the powers granted, I hereby inform of the following material event.

D&S has an account receivable amounting to US $90 million from Disco S.A., an Argentina based company, and from a Royal Ahold subsidiary governed by the Netherland Antilles law, with maturity in May of 2003, which is derived from the balance of the price agreed upon in the stock purchase agreement pertaining the sale of D&S’ operation in Argentina. As guarantor, Royal Ahold’s subsidiary explicitly undertook the obligation of payment in United States dollar bills. However, Royal Ahold has officially stated through its Vice President of Legal Affairs, on letter dated December 30, 2002, that it will attempt to submit this payment to the Argentine regulatory rules on currency exchange convertibility, which mandate payment obligations in US dollars to be paid in nominal Argentine pesos. If such rules were applied, the total debt would amount to US$ 38 million, a fluctuating value which should be determined in May 2003 by applying the statutory adjustments contained in the same rules.

Distribución y Servicio D&S S.A. does not accept this attempt from the off-shore Royal Ahold subsidiary to submit payment to such currency exchange rules which are not applicable to a company off-Argentina. Therefore, D&S has retained legal council in Chile, Argentina and The Netherlands for the analysis of this situation in order to carry out all legal actions available to ensure full compliance of payment obligations under the terms they were undertaken.

Notwithstanding the above, any difference in full payment of this obligation to D&S, would not have any material effect on the course of the Company operations, nor would it compromise in any way the timely compliance of its financial obligations.

/s/ Cristóbal Lira Cristóbal Lira Chief Executive Officer Distribución y Servicio D&S S.A.

Distribucion y Servicio D&S S.A. Avda. Presidente Eduardo Frei Montalvo 8301, Quilicura Santiago de Chile Fono 56-2-200 5000 Fax 56-2 624 2979